UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tracon Pharmaceuticals, Inc.

File No. 333-201280 - CF#31450

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Tracon Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on December 29, 2014, as amended.

Based on representations by Tracon Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through August 8, 2017
Exhibit 10.12	through August 8, 2017
Exhibit 10.13	through August 8, 2017
Exhibit 10.14	through August 8, 2017
Exhibit 10.18	through December 22, 2015
Exhibit 10.19	through January 28, 2016
Exhibit 10.20	through August 7, 2017
Exhibit 10.21	through December 29, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary